Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

September 11, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	Yatra Online, Inc.

Schedule TO-T Filed August 19, 2026

Filed by Magna Holdings Ltd.

File No. 005-89731

To Whom it May Concern:

On behalf of Magna Holdings Ltd. (the “Company” or “Magna”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2026, regarding the Company’s Schedule TO, File No. 005-89731, filed with the Commission on August 19, 2026 (the “Initial Schedule TO”), which included as Exhibit (a)(1)(i) thereto the Offer to Purchase dated August 19, 2026 (the “Initial Offer to Purchase”), relating to an offer (the “Offer”) to acquire ordinary shares, par value $0.0001 per share, of Yatra Online, Inc.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment seriatim with the Company’s applicable response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Initial Schedule TO dated the date hereof (the “Amended Schedule TO”), which includes as Exhibit (a)(1)(i) thereto the Amended Offer to Purchase dated the date hereof (the “Amended Offer to Purchase”), which are being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Schedule TO. References herein to page numbers mean such pages in the Amended Schedule TO itself or in the Amended Offer to Purchase as an exhibit thereto, as applicable.

General

1.	Based on your disclosure, it appears that Anita Mitesh Master may be the sole owner and the sole director and executive officer of Magna. In your response letter, please explain why Ms. Mitesh Master was not included as an offeror on the Schedule TO, or revise the Schedule TO-T to add her as a filing person. See the definition of “offeror” in General Instruction M to Schedule TO and Item 1000(d) of Regulation M-A. See also Questions 101.05 and 101.06 of the Tender Offer Rules and Schedules Corporation Finance Interpretations (March 17, 2023). If you add Ms. Mitesh Master as a filing person, please revise the Offer to Purchase as necessary to provide any additional disclosure required of her individually and ensure that she signs the Schedule TO in her individual capacity.

Response: We respectfully note that Ms. Master should not be included as a co-offeror or a co-bidder on the Amended Schedule TO for the following reasons.

Magna’s Memorandum of Association under British Virgin Island law provides for two classes of shares: 100 par value shares authorized, outstanding and held by Ms. Master (the “Management Shares”) and up to 99,900 authorized no-par value shares (issuable in different series), of which 23,654.998142 (designated Series B) shares are outstanding and held by investor(s) who invested for purposes of the Offer (the “Investor Shares”), none of which are held by Ms. Master, who holds all of the par-value shares. The only other capital stock of Magna consists of Series C shares invested for purposes of a single purchase for cash of debentures (which continue to be held for investment) unrelated to the Offer and having no associated liabilities or other obligations of Magna. Pursuant to the Memorandum of Association, Ms. Master as the holder of Management Shares manages the operations of Magna whereas both the Investor Shares and the Series C shares, all of which are no-par-value, carry no voting rights, other than related to amendments to the organizational documents that adversely and differently affect the holders of the Investor Shares as opposed to the holder of another class of shares and there is no side agreement otherwise providing such rights to such holders. Accordingly, although Ms. Master has management responsibilities, she holds less than 0.1% of all shares and would not otherwise beneficially own any tendered shares or any assets of the target company as a result of the Offer.

It is further noted that although Ms. Master owns the Management Shares, Magna has a full Board of Directors comprised of three co-equal directors, of which Ms. Master is one. Information regarding the other two directors have been added to Schedule A of the Amended Offer to Purchase.

Based on the foregoing, we respectfully submit that Ms. Master is performing a role analogous to that of a typical fund manager and that as such she should be deemed neither an “offeror” under Item 1000(d) of Regulation M-A nor a “bidder” as contemplated under Questions 101.5 and 101.6 as above. In particular, we acknowledge that while “offeror” and/or “bidder” status is subject to a review of facts and circumstances, Ms. Master has provided relatively negligible financing for the Offer (consisting of $100 for her Management Shares) as compared with $23,500,000 for the Investor Shares) and would not otherwise beneficially own any of the tendered shares nor any assets of the target company.

2.	We note that your disclosure provided in response to Item 3 of Schedule TO indicates that Ms. Mitesh Master holds 100% of the management shares issued by Magna and that Ms. Mitesh Master is the only person listed in Schedule A. Please confirm that Ms. Mitesh Master is the only person covered by General Instruction C to Schedule TO with respect to Magna, or otherwise revise to include the information required by Item 1003(a)-(c) of Regulation M-A for any additional persons covered by General Instruction C.

Response: The Company notes that there are two directors (Tanuja Nair and Bibi Nafichia Auckbaraullee) of Magna in addition to Ms. Master. Accordingly, in light of the Staff’s correct comment, information required by Regulation M-A Item 1003(a) – (c) with respect to such additional directors is included in Schedule A to the Amended Schedule TO.

3.	We note your disclosure provided in response to Item 10 of Schedule TO. Given that the Offer seeks to buy less than all of the outstanding class of securities, and Magna is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position that the financial condition of Magna is immaterial to a shareholder’s decision whether or not to participate in the Offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

Response: The Company acknowledges the Staff’s comment, confirms the Staff’s view that such safe harbor does not apply and nonetheless respectfully advises the Staff that it believes the financial disclosure described in Item 10 of Schedule TO would not add material disclosure to the information available to holders in the Offer. As described in the Initial Offer to Purchase, the Offer will be funded through Magna’s available cash, which Magna expects will be sufficient to fulfill its total commitments in the Offer. Further, as disclosed in pages ii and 15 of the Amended Offer to Purchase, Magna since April 2026 has been funded with cash from the sale of Investor Shares in the amount of $23,500,000, of which

$23,161,000 of such cash is currently available with Magna for purchase of the tendered shares (the maximum purchase price of which would be $22,000,000. While such safe harbor is not available, the fully funded nature of Magna, which as noted in the Initial Schedule TO was newly formed without any prior operations (other than the single purchase of debentures) and which has no indebtedness, it is respectfully submitted that any financial statements of Magna would be immaterial to a shareholder’s decision whether to tender. Disclosure as to the fully funded condition of Magna as described above is contained on pages ii and 15 of the Amended Offer to Purchase.

In further support of the foregoing, the Company notes that the Commission’s Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) states that factors that should be considered in determining whether financial statements are material for tender offer disclosure include the ability of the bidder to pay for securities sought in the tender offer and/or to repay any loans in connection with the tender offer and whether the tender offer is subject to a financing condition. As noted in the Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.” Further, we note that the Release states that Instruction 2 of Item 10 is a safe harbor and not the exclusive means for determining whether financial statements should be deemed material.

In accordance with the above provisions and Commission guidance, the Company thus submits that the financial information of the Company is not material to shareholders in determining whether to tender their shares in the Offer because the Company has the cash on hand (received in consideration of the sale of Investor Shares) necessary to pay for all tendered shares, and there are no financing contingencies to the Offer and the Offer consideration consists solely of cash.

The Company also respectfully submits that, given the circumstances and terms of the Offer, to require inclusion of Company financial statements for the Offer may involve unnecessary and unreasonable time, effort and expense, without providing any more material information to such holders than the information now presented in the Amended Offer to Purchase.

Source and Amount of Funds, page 15

4.	We note that Magna anticipates funding the Offer with its cash and cash equivalents. We also note the following statement on page 15: “Magna has not conducted any business other than in connection with the Offer.” Item 1007(a) of Regulation M-A requires that the filer state the specific sources of the funds to be used in the transaction. Given that Magna has not conducted any business other than in connection with the Offer, please revise to identify the source of the cash and cash equivalents that are funding the Offer.

Response: As noted above, all requisite cash for the Offer is now held by Magna and additional disclosure to this effect has been added to the Amended Offer to Purchase on pages ii and 15.

Interest in Securities of Yatra, page 15

5.	We note the following statement on page 15: “Magna owns no Shares prior to the Offer.” Please revise to provide the information required by Item 1008(a) of Regulation M-A for Ms. Mitesh Master and any other person covered by General Instruction C to Schedule TO, and by each associate and majority-owned subsidiary of those persons, or state that each such person beneficially owns no Shares. See General Instruction E to Schedule TO.

Response: Responsive disclosure, including as to the two directors referred to in response to comment 2 above, has been added on page 15 of the Amended Offer to Purchase.

6.	Please provide the disclosure required by Item 8 of Schedule TO and Item 1008(b) of Regulation M-A, or otherwise directly state that no such transactions have occurred during the past 60 days. See General Instruction E to Schedule TO.

Response: Responsive disclosure has been added to page 15 of the Amended Schedule TO.

Conditions of the Offer, page 15

7.	Refer to conditions (c) and (e) on page 16. These offer conditions include the term “threatened” in describing certain legal actions or changes in currency exchange rates, respectively, among other things. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable. See Question 101.01 of the Tender Offer Rules and Schedules Corporation Finance Interpretations (March 17, 2023).

Response: The Company acknowledges the Staff’s comment and responsive disclosure has been added to page 16 of the Amended Offer to Purchase to modify the term “threatened” to be “threatened in writing”, which change the Company respectfully submits will add requisite objectivity.

8.	See our last comment above. We note that condition (g)(ii) on page 17 may be triggered “regardless of the circumstances (including any action or omission by us).” Please revise this condition to remove the reference to any action or omission by Magna.

Response: The Company acknowledges the Staff’s comment and has removed this parenthetical condition from the Amended Offer to Purchase. Please see page 17 of the Amended Offer to Purchase.

***

 We thank the Staff for its review of the foregoing and the filed Amended Schedule TO, including the Amended Offer to Purchase. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	Magna Holdings Ltd.